Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located throughout the United States whose customers are primarily individuals.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Revenue Recognition

Securities and mutual fund commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Variable annuity commissions are earned through a related party registered investment advisor and insurance sales company. Variable annuity commissions and related expenses are recorded when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees are accrued as earned.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies, continued</u>

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2017, the Company had net capital of $231,508, which was $181,508 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.66 to 1.

Note 3 - <u>Transactions with Clearing Broker-Dealer</u>

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

Note 4 - Property and Equipment

Property and equipment consists of the following:

Furniture	$	72,399
Equipment		83,953
Leasehold improvements		29,452
		185,804
Less accumulated depreciation and amortization		(164,407)
	$	21,397

Depreciation and amortization expense totaled $ 7,932 for the year and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current federal income tax expense	$	0
Deferred income tax expense		23,000
Current state income tax expense		5,115
Total income tax expense	$	28,115

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income (loss) before income taxes because of permanent differences related to nondeductible expenses.

The valuation allowance increased $128,477 in 2017. Deferred tax expense is due to increasing the valuation allowance on assets existing at April 30, 2016.

Deferred income tax assets:

Net property and equipment	$	23,000
Net operating loss carryforward for federal income taxes		91,111
Charitable contributions carryforward		14,366
	$	128,477
Valuation allowance		(128,477)
	$	0

Net operating losses carried forward of $265,000 are available to offset future taxable income. Such net operating losses expire in 2037.

Note 6 - Defined Contribution Plan

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions. Employee contributions vest immediately and Company contributions are on a 6 year rated vesting schedule. The Company made discretionary matching and profit sharing contributions and incurred administrative fees totaling $42,825 for the year ended April 30, 2017.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $258,034 and $75,000, respectively, totaling $333,034, which represent approximately 49% of the Company's total assets.

Note 8 - Commitments and Contingencies

Commitments

The Company leases office facilities in Fort Worth, TX under a noncancelable operating lease expiring in May 2022. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum lease commitments for each of the years ending April 30, are as follows:

2017	$	74,973
2018		91,575
2019		93,051
2020		93,051
2021		93,051
2022		7,754
	$	453,455

Rent expense for the year relating to office facilities was $35,894, which is reported net of approximately $49,000 in amounts charged primarily to Rhodes Investment Advisors, Inc. (RIA) and registered representatives of the Company (See Note 10).

Contingencies

On December 28, 2016, Claimants, representing 25 separate accounts, initiated a FINRA action against Rhodes Securities and its three principals, (collectively "Rhodes"), and a former registered representative. Claimants allege that, between 2014 and 2015, the former representative engaged in high risk and aggressive options and margin trading in Claimants' accounts, which caused losses of over $2,000,000. Claimants also allege violations of state securities law, breach of contract, negligence, breach of fiduciary duty, violation of FINRA rules and control person liability. The former representative was terminated in April 2015 due, in part, to the activities alleged by Claimants in this claim. An answer has been filed on behalf of Rhodes. A panel has been selected and this matter is set for final hearing on February 26, 2018.

Although this matter is in the early stages, and legal counsel is still investigating and analyzing the facts and other pertinent information regarding this matter, legal counsel believes based on its preliminary assessment that a significant adverse result in this matter is possible. Accordingly, Rhodes is pursuing a potential early settlement of this matter. Toward this end, Rhodes has accepted Claimants' invitation to mediate this matter on July 20, 2017. As Claimants appear to have sustained significant losses in their accounts between 2014 and 2015, legal counsel estimates that an unfavorable outcome in this matter could result in an award in favor of Claimants in an amount approaching the damages claimed by Claimants in their claim.

Note 9 - Going Concern

As discussed in Note 8, the Company is involved in litigation that when resolved could have a material adverse effect on its financial position. Management has considered this matter in its assessment of going concern and has concluded that the uncertainty over the outcome of this matter raises substantial doubt about the Company's ability to continue as a going concern within one year after June 28, 2017, the date the financial statements are available to be issued. The Company plans to take steps necessary to maintain required net capital and continue in existence, including , but not limited to, obtaining additional equity contributions from one or more of its stockholders.

Note 10 - Related Party Transactions

The Company and Rhodes Investment Advisors, Inc. (RIA), a related party registered investment advisor and insurance sales company, are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned and reported $475,259 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, totaling approximately $1.4 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amounts billed to RIA under this Agreement were approximately $180,000 for the year ended April 30, 2017 and have been reported as reductions of various expenses in the statement of income.

The Company is the common paymaster for RIA's registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2017 the Company was due $ 0 from RIA.